Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 166 to the Registration Statement on Form N-1A of Deutsche Science and Technology Fund (the “Fund”), a series of Deutsche Securities Trust (Reg. Nos. 002-36238/811-02021)

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on January 12, 2017 and related to (i) the addition of a new sub-advisor, Deutsche Asset Management International GmbH, to the Fund; and (ii) the addition of Class T shares to the Fund. The Amendment was filed on behalf of the Fund on December 2, 2016, with an effective date of February 1, 2017, and was selectively reviewed by the Staff.

The Staff’s comments are restated below followed by the Fund’s responses.

Addition of New Sub-advisor

1.	Comment: With respect to the new sub-advisory arrangement with Deutsche Asset Management International GmbH, please confirm that, as described in the Fund’s prospectus, shareholders were provided an information statement containing information about the new sub-advisor within 90 days of the new sub-advisor’s hiring.

Response: We confirm that, as described in the Fund’s prospectus, shareholders were provided an information statement containing information about the new sub-advisor within 90 days of the new sub-advisor’s hiring.

Class T Comments

1.	Comment: To the extent expenses are estimated for Class T, please include a footnote to that effect in the Fund’s expense table. If Class T expenses are estimated, please indicate supplementally why you think that is appropriate.

Response: The Fund has included a footnote to “Other Expenses” in its expense table that indicates that “other expenses” for Class T are based on estimated amounts for the current fiscal year. Since the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form

N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

2.	Comment: To the extent Class T shares appear in a stand-alone prospectus, please be advised that financial highlights for at least one representative existing Fund class must be included in the stand-alone Class T prospectus.

Response: While the Fund’s prospectus included in the Amendment is not a stand-alone Class T prospectus, we acknowledge and agree that for any Deutsche Fund that is launching Class T shares in a stand-alone prospectus, representative financial highlights for an appropriate existing Fund share class will be included in such stand-alone Class T prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Senior Counsel

cc. John Marten, Esq., Vedder Price

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